SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  ___)*

INMEDICA DEVELOPMENT CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

457638 10 4
(CUSIP Number)

MICHAEL K. HAIR, ESQ.
Michael K. Hair, P.C.
7407 E. Ironwood Court
Scottsdale, Arizona 85258
Phone:  480-443-9657
Fax:  480-443-1908
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

SEPTEMBER 10, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other revisions of the Act (however, see the Notes).

CUSIP No. 457638 10 4	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS CHI LIN TECHNOLOGY CO. LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☑ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) Not applicable.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares 8. SHARED VOTING POWER 0 shares 9. SOLE DISPOSITIVE POWER 0 shares 10. SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,043,704 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2% (1)

14.	TYPE OF REPORTING PERSON CO
(1)    Percentage is based upon 19,979,493 shares of common stock outstanding as of August 9, 2009, as described in the Issuer's Form 10-Q for the Quarter Ended June 30, 2009 filed with the Securities and Exchange Commission on August 13, 2009.

Page 5 of 7 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock"), of InMedica Development Corporation, a Utah corporation (the "Issuer" or "InMedica"). The address of the principal executive office of the Issuer is 3104 E. Camelback Road, Suite 242, Phoenix, Arizona 85016.

ITEM 2.	IDENTITY AND BACKGROUND

Chi Lin Technology Co., Ltd. (“Chi Lin”), an entity of the Republic of China, is the Reporting Person filing this Schedule 13D.

The address for Chi Lin is No.18, Sheng Li 1st St., Jen Te Hsiang, Tainan County 71758, Taiwan, Republic of China.  Chi Lin's principal business is the manufacture of electronics products in the "plastic processed material" field in Taiwan, Republic of China.  Chi Lin was formed under the laws of Taiwan, Republic of China.

During the last five years, Chi Lin has not been (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Page 6 of 7 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The following information is based upon a total of 19,979,493 shares of the Issuer’s Common Stock outstanding as of August 9, 2009, as described in the Issuer's Form 10-Q for the Quarter Ended June 30, 2009, filed with the Securities and Exchange Commission on August 13, 2009.

Chi Lin beneficially owns 6,043,704 shares, or approximately 30.2%, of the Issuer’s outstanding Common Stock. After September 10, 2009, Chi Lin does not have any voting or dispositive power over such shares.

Chi Lin has not effected any transactions in the Issuer’s Common Stock since the grant of the Option on September 10, 2009, or during the sixty days prior to the date of this Schedule 13D, and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Chi Lin, except as described in Item 6, below.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On September 10, 2009, Chi Lin granted a transferable option to acquire all of its 6,043,704 shares of common stock of InMedica (the “Shares”) to Synergistic Equities Ltd., a Belize corporation, for a total purchase price of $114,500 US through January 8, 2010 (the "Option").

On September 10, 2009, Chi Lin granted an unrestricted proxy to vote the Shares through January 8, 2010 to Larry Clark and Richard Bruggeman, former officers and directors of InMedica (the "Proxy").  Pursuant to the Proxy, Mr. Bruggeman and Mr. Clark have the power to vote or to direct the vote of the 6,043,704 shares of common stock beneficially owned by Chi Lin.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

     The following documents are included as exhibits to this Schedule 13D:

Exhibit 1.1	Option to Purchase Common Stock dated September 10, 2009

Exhibit 1.2	Proxy dated September 10, 2009

Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2009

CHI LIN TECHNOLOGY CO., LTD
By:	/s/ Yeou-Geng Hsu

Yeou-Geng Hsu, President